Exhibit 99.1

MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2007

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEETS

	December 31,	December 31,
	2007	2006
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash	$24,001	$64,959
Accounts receivable	28,944	30,465
Inventories (note 2)	76,426	74,990
Prepaid expenses	15,302	8,380
Income taxes recoverable	5,366	–
Future income taxes	1,188	1,177
	151,227	179,971
Property, plant and equipment	150,092	146,330
Other assets	78,225	74,726
	$379,544	$401,027

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$43,516	$45,000
Income taxes payable	–	4,870
Current portion of long-term debt (note 3)	632	474
	44,148	50,344

Long-term debt (note 3)	205,311	236,296
Other obligations	5,755	4,557
Future income taxes	18,752	20,799
	273,966	311,996

Shareholder's equity
Share capital	–	–
Retained earnings	105,578	89,031
	$379,544	$401,027

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2007	2006	2007	2006

	(in thousands of Canadian dollars)

Revenue	$82,827	$64,741	$327,198	$305,260

Cost of products sold	61,981	46,923	229,500	202,615
Freight and other distribution costs	16,514	11,836	62,138	52,790
Lumber export taxes	1,086	990	5,308	990
Countervailing and anti-dumping duties	–	(31,867)	–	(27,683)
Depreciation and amortization	5,618	5,155	21,051	18,970
General and administration	3,034	2,652	12,862	12,635
Employees' profit sharing	–	4,127	–	4,127
Operating earnings (loss)	(5,406)	24,925	(3,661)	40,816
Financing expenses - net (note 4)	(3,894)	(364)	(16,510)	(13,547)
Unrealized exchange gain (loss) on long-term debt	665	(10,374)	33,079	(114)
Other income (expense) (note 5)	(438)	372	(3,487)	31,243
Earnings before income taxes	(9,073)	14,559	9,421	58,398
Income tax (recovery) expense	(6,468)	6,397	(7,126)	13,773
Net earnings (loss)	$(2,605)	$8,162	$16,547	$44,625

STATEMENTS OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31

(unaudited)

			2007	2006

			(in thousands of Canadian dollars)

Retained earnings - beginning of period			$89,031	$44,406
Net earnings			16,547	44,625
Retained earnings - end of period			$105,578	$89,031

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended		Three Months Ended
	December 31		December 31
	2007	2006	2007	2006

	(in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
Net earnings (loss)	$(2,605)	$8,162	$16,547	$44,625
Items not affecting cash:
Future income tax (recovery) expense	(6,301)	1,384	(2,059)	8,761
Reforestation expense	1,830	2,443	6,740	6,867
Depreciation and amortization	5,618	5,155	21,051	18,970
Fair value adjustment of loan	–	–	(2,354)	–
Amortization of deferred financing charges	170	170	679	679
Unrealized foreign exchange (gain) (loss) on
long-term debt	(665)	10,374	(33,079)	114
Gain on sale of power purchase rights	–	–	–	(32,666)
Other	(409)	683	2,152	849
	(2,362)	28,371	9,677	48,199
Reforestation expenditures	714	791	(6,759)	(4,401)
Increase (decrease) in other obligations	–	–	–	400
	(1,648)	29,162	2,918	44,198

Changes in non-cash components of working capital
Accounts receivable	(1,070)	1,007	1,520	5,995
Inventories	(1,910)	(16,397)	(933)	(21,381)
Prepaid expenses	(731)	404	(4,917)	1,979
Accounts payable and accrued liabilities	(2,801)	18,411	(3,087)	2,610
Income taxes	(374)	–	(10,235)	–
	(6,886)	3,425	(17,652)	(10,798)
	(8,534)	32,587	(14,734)	33,401

Investing activities
Business acquisition (note 7)	–	–	(21,810)	–
Additions to property, plant and equipment	(2,377)	(2,135)	(8,919)	(12,192)
Proceeds on disposal of property, plant and
equipment	73	24	334	251
(Increase) decrease in other assets	28	103	(435)	128
	(2,276)	(2,008)	(30,830)	(11,814)

Financing activity
Advances of long-term debt	–	–	5,080	–
Long-term debt repayments	(124)	(110)	(474)	(287)
	(124)	(110)	4,606	(287)

Increase (decrease) in cash	(10,934)	30,469	(40,958)	21,300
Cash - beginning of period	34,935	34,490	64,959	43,659

Cash - end of period	$24,001	$64,959	$24,001	$64,959

Supplemental cash flow information

Interest paid	$7,526	$8,765	$17,025	$17,467

Income taxes paid	$–	$–	$5,081	$–

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2007	2006	2007	2006

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$28,784	$26,210	$119,905	$122,694
Cost of products sold	29,947	27,033	113,429	102,330
Freight and other distribution costs	2,327	2,612	10,556	11,886
Lumber export taxes	1,086	990	5,308	990
Depreciation and amortization	2,653	2,122	9,045	8,003
Countervailing and anti-dumping duties	–	(31,867)	–	(27,683)
Operating earnings (loss)	$(7,229)	$25,320	$(18,433)	$27,168

Pulp
Revenue	$53,959	$36,983	$205,205	$176,098
Cost of products sold	32,008	19,890	115,958	100,285
Freight and other distribution costs	14,187	9,224	51,582	40,904
Depreciation and amortization	2,590	2,546	10,209	9,050
Operating earnings	$5,174	$5,323	$27,456	$25,859

Corporate and other
Revenue	$84	$1,548	$2,088	$6,468
Cost of products sold	26	–	113	–
General and administration	3,034	2,652	12,862	12,635
Depreciation and amortization	375	487	1,797	1,917
Employees' profit sharing	–	4,127	–	4,127
Operating loss	$(3,351)	$(5,718)	$(12,684)	$(12,211)

Total
Revenue	$82,827	$64,741	$327,198	$305,260
Cost of products sold and administration	65,015	49,575	242,362	215,250
Freight and other distribution costs	16,514	11,836	62,138	52,790
Lumber export taxes	1,086	990	5,308	990
Depreciation and amortization	5,618	5,155	21,051	18,970
Countervailing and anti-dumping duties	–	(31,867)	–	(27,683)
Employees' profit sharing	–	4,127	–	4,127
Operating earnings (loss)	$(5,406)	$24,925	$(3,661)	$40,816

Shipments by business segment

Lumber (millions of board feet)	112	85	408	342

Pulp (thousands of tonnes)	84	58	320	297

			December 31,	December 31,
			2007	2006
Identifiable assets
Lumber			$174,278	$149,601
Pulp			160,997	172,486
Corporate and other			44,269	78,940
			$379,544	$401,027

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2006.  Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted.  In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

2.	INVENTORIES

	December 31,	December 31,
	2007	2006

Logs	$29,679	$23,122
Pulp	19,400	25,969
Lumber	13,295	14,113
Operating and maintenance supplies	14,052	11,786
	$76,426	$74,990

3.	LONG-TERM DEBT

	December 31,	December 31,
	2007	2006

Unsecured senior notes - US $190,000	$188,347	$221,426
Power purchase rights loan #1	14,870	15,344
Power purchase rights loan #2	2,726	-
	$205,943	$236,770
less: Current portion	632	474
	$205,311	$236,296

In 2003, the Company issued US$190 million of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year.  The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.  The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company borrowed $15.6 million to acquire additional power purchase rights (power purchase rights loan #1).  The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006 to December 31, 2020.  Interest is accrued on the loan at an effective annual rate of 12%.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

(unaudited)

3.	LONG-TERM DEBT - continued

In 2007, the Company borrowed a further $5.1 million in connection with the power purchase rights transactions that took place in 2006 (power purchase rights loan #2).  The loan is non-interest bearing and is repayable in equal annual payments of $367 thousand from February 23, 2008 to December 31, 2020.  The loan has been recorded at fair value using an effective annual interest rate of 9.75% resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million.  The fair value adjustment of $2.4 million is included in other income.

Collateral for both power purchase rights loans consist of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the  power purchase rights falls below the amount of the loans outstanding, plus a predetermined amount.  As at December 31, 2007, a letter of credit was not required.

4.	FINANCING EXPENSES

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Interest on long-term debt	$3,924	$4,764	$16,933	$17,603
Other interest and bank charges	147	205	751	896
Amortization of deferred financing costs	170	170	679	679
Interest income	(347)	(4,775)	(1,853)	(5,631)
	$3,894	$364	$16,510	$13,547

5.	OTHER INCOME (EXPENSE)

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Gain (loss) on sale of property, plant and equipment	$17	$33	$(118)	$747
Other exchange gain (loss)	(470)	851	(5,738)	130
Gain on sale of power purchase rights	-	-	-	32,666
Provision for loss on Meadow Lake receivable	15	(512)	15	(2,300)
Fair value adjustment of power purchase rights loan #2 (note 3)	-	-	2,354	-
	$(438)	$372	$(3,487)	$31,243

6.	FINANCIAL INSTRUMENTS

Foreign Currency Risk

The Company realizes approximately 75% of its revenue in U.S. dollars.  In order to reduce foreign currency risk, the Company issued long-term debt in U.S. dollars and enters into forward exchange contracts to sell U.S. dollars.  The Company does not hold or issue foreign currency financial contracts for trading purposes.  Realized gains or losses on expired contracts are included in revenue in the same period as the foreign currency denominated revenue is recorded.  Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expense).  At December 31, 2007, the Company had outstanding forward contracts of US$82 million and recorded an unrealized gain of $580 thousand on these contracts.

Commodity Price Risk

From time to time the Company enters into forward contracts for both lumber and pulp to reduce commodity price risk.  The Company does not enter into such agreements for speculative trading purposes.  These contracts are generally settled financially but may, at the Company's discretion, be settled by physical delivery of the finished product.  Realized gains or losses on the contracts are included in revenue at time of settlement or delivery.  Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expenses).  At December 31, 2007, the Company had outstanding forward contracts of US$8.4 million and recorded an unrealized loss of $528 thousand on these contracts.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

(unaudited)

7.	BUSINESS ACQUISITION

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately owned company located in Fox Creek, Alberta, for cash consideration of $21.8 million.  The assets purchased include log inventory, buildings, lumber manufacturing equipment, mobile equipment and coniferous timber quotas.  The results of the Fox Creek operations have been included in the consolidated financial statements since that date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

July 31,
2007
Log inventory	$2,762
Property, plant and equipment	11,567
Other assets	8,264
Total assets acquired	$22,593

Reforestation obligation	(783)
Net assets acquired	$21,810

The $8.3 million of acquired other assets was assigned to timber quotas that are subject to amortization.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

(unaudited)

8.	RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

New Canadian Institute of Chartered Accountants (CICA) accounting standards will be effective for the Company on January 1, 2008.  The Company is currently evaluating the impact of adopting the new standards, which are as follows:

Section 1530, Comprehensive Income

This Section describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in a corporation's net assets that results from transactions, events or circumstances from sources other than the corporation's shareholders.  It includes items that would not normally be included in net earnings, such as:
– changes in the currency translation adjustment relating to self-sustaining foreign operations;
– unrealized gains or losses on available-for-sale investments.

Section 3251, Equity

The CICA also made changes to Handbook Section 3250, Surplus, and reissued it as Section 3251, Equity.  The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.  Adopting these Sections will require the Company to start reporting the following items in the financial statements:
– comprehensive income and its components;
– accumulated other comprehensive income and its components.

Section 1535, Capital Disclosures

This standard establishes new disclosure requirements concerning capital such as: qualitative information about the Company's objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

(unaudited)

8.	RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED - continued

Section 3031, Inventories

This standard introduces changes to the measurement and disclosure of inventory.  The measurement changes include the elimination of the last in first out method, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

Section 3855, Financial Instruments - Recognition and Measurement

This Section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  This section requires that:
i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity;
ii) all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes.  Other financial liabilities are measured at their carrying value;
iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Section 3862, Financial Instruments - Disclosures and Section 3863:  Financial Instruments - Presentation

These new standards revise and enhance disclosure requirements for financial instruments, and carry forward unchanged the presentation requirements.

Section 3865, Hedges

This Section requires that, in a fair value hedge, hedging derivatives must be carried at fair value, with changes in fair value recognized in the consolidated statement of earnings.  The changes in the fair value of the hedged items attributable to the hedged risk must also be recorded in consolidated earnings by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.  In a cash flow hedge, the changes in fair value of derivative financial instruments must be recorded in other comprehensive income.  These amounts are reclassified in the consolidated statement of earnings in the periods in which results must be affected by the cash flows of the hedged item.  Similarly, any hedge ineffectiveness must be recorded in the consolidated statement of earnings in income from treasury and financial market operations.